UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For April 2, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                    PRECISION DRILLING CORPORATION



                                    Per: /s/ Jan M. Campbell
                                        ---------------------------------------
                                        Jan M. Campbell
                                        Corporate Secretary




Date:    April 2, 2004


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[GRAPHIC OMITTED]                                              [GRAPHIC OMITTED]
[LOGO - GLOBALSANTAFE]                               [LOGO - PRECISION DRILLING]


          GLOBALSANTAFE CORPORATION AND PRECISION DRILLING CORPORATION ANNOUNCE AGREEMENT FOR SALE AND PURCHASE OF LAND DRILLING BUSINESS

Houston and Calgary, April 2, 2004 -- Worldwide oil and gas drilling contractors GlobalSantaFe Corporation ("GlobalSantaFe") and Precision Drilling Corporation ("Precision") today jointly announced they have executed a definitive agreement for Precision to buy all GlobalSantaFe's worldwide land drilling assets for US$316.5 million in an all cash transaction. The transaction is anticipated to be completed during the second quarter of 2004.

The sale includes 31 land rigs located in the Middle East, North Africa and South America and an extensive fleet of specialized rig transport equipment that supports land rig operations in Kuwait and the Kuwaiti-Saudi Arabia Partitioned Neutral Zone.

GlobalSantaFe's President and Chief Executive Officer, Jon Marshall stated, "While we have been successful with the land rig business over the years, it has become an increasingly smaller part of our overall operations. This transaction will permit us to focus our management efforts on growing the offshore market. With Precision's reputation for quality operations and with the vast majority of our employees associated with these operations being offered continuous employment with Precision, we are confident our customers will continue to receive an excellent level of service."

Hank B. Swartout, Chairman, President and Chief Executive Officer of Precision stated, "This transaction provides Precision with a tremendous opportunity to expand our growing international presence. We recognize the excellent quality of both the rigs we are acquiring and the people associated with GlobalSantaFe's land drilling operations. This combination with Precision's focus on international land drilling services will strengthen our product offerings for the mutual benefit of our employees, customers and shareholders."

Simmons & Company International served as financial advisor to GlobalSantaFe for this transaction.


FORWARD LOOKING STATEMENTS

Certain statements contained in this news release, including statements relating to matters that are not historical facts or statements relating to the anticipated date the transaction will be completed and to growth and expansion internationally, are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions; the political and other uncertainties inherent in foreign operations; fluctuations in the market for oil and gas and related products and services; competition; economic conditions in various countries; the demand for services provided by

GlobalSantaFe and Precision; changes in laws and regulations, including environmental, and other factors which are described in further detail in the respective filings of GlobalSantaFe and Precision with the Securities and Exchange Commission.


ABOUT GLOBALSANTAFE (NYSE:GSF)

GlobalSantaFe is a leading worldwide oil and gas drilling contractor offering a full range of premium equipment and drilling management services. The company's diverse and technologically advanced fleet of 59 offshore rigs includes premium and heavy duty harsh environment jackups, semisubmersibles, and dynamically positioned ultra-deepwater drillships. Additionally, the company has three rigs under construction. GlobalSantaFe is the world's leading provider of turnkey drilling and drilling management services. More information can be found at WWW.GSFDRILL.COM.

ABOUT PRECISION DRILLING CORPORATION (TSX:PD AND PD.U; NYSE:PDS)

Precision Drilling Corporation is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees. More information can be found at WWW.PRECISIONDRILLING.COM


                                       ###

FOR FURTHER INFORMATION PLEASE CONTACT:

PRECISION DRILLING CORPORATION                  GLOBALSANTAFE CORPORATION
Hank B. Swartout                                Investors:
Chairman, President & CEO                       Richard Hoffman
                                                Telephone: 281 925 6441
Dale E. Tremblay,
Senior Vice President Finance & CFO             Media:
4200, 150 - 6th Avenue S.W.,                    Julie Tushingham
Calgary, Alberta T2P 3Y7,                       Telephone: 281 925 6443
Telephone: 403 716 4500                         Cell: 713 417 4763
Fax: 403 264 0251